Mail Stop 3561

August 21, 2009

Eugene E. Eichler
Interim Chief Financial Officer
Save the World Air, Inc.
235 Tennant Avenue
Morgan Hill, CA 95037

> **Re: Save the World, Inc.**
> **File No. 000-29185**
> **Form 10-K: For the fiscal year ended December 31, 2008**
> **Form 10-Q: For the quarterly period ended June 30, 2009**

Dear Mr. Eichler:

We have reviewed the above referenced filings and have the following comments. We ask you to revise your filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the fiscal year ended December 31, 2008

Item 9A(T). Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 37

1. You state that your Chief Executive Officer and Interim Chief Financial Officer have concluded that your disclosure controls and procedures were "not adequate" to ensure that information required to be disclosed by you in reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within periods specified in SEC rules and forms. In this regard, please

revise your disclosure to specifically conclude that your disclosure controls and procedures were <u>ineffective</u> at your balance sheet date. In addition, your disclosure should be revised to state that disclosure controls and procedures are defined in Exchange Act Rule <u>13a-15(e)</u>.

<u>Management's Annual Report on Internal Control over Financial Reporting, page 37</u>

2. It does not appear that your management has completed its assessment of internal control over financial reporting as of December 31, 2008 or expressed its conclusion based upon such assessment. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting. If your management has not yet completed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting. In completing your evaluation, you may find the following documents helpful:

    *   the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

    *   the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

    *   the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

<u>Form 10-Q: For the quarterly period ended June 30, 2009</u>

<u>Exhibits 31.1 and 31.2</u>

3. Please revise the certifications of your Principal Executive Officer and Principal Financial Officer to include the full introductory language of paragraph 4 and the language of paragraph 4(b), as outlined in Item 601(b)(31) of Regulation S-K.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in its filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jeffrey Sears at 202-551-3302 with any questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief